Exhibit 99.1

FOR IMMEDIATE RELEASE

IMRIS LAUNCHES VISIUS SURGICAL THEATRETM

-- Converged product positioning reflects breadth and utility of clinical applications --

Winnipeg, Manitoba, October 3, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today officially launched VISIUS Surgical TheatreTM, its new global product branding at the Congress of Neurological Surgeons (CNS) being held in Washington DC.  Under the new strategy, the Company’s image guided therapy suites will be singly branded the VISIUS Surgical Theatre to communicate the scope and flexibility of IMRIS’s image guided therapy suites across a range of clinical applications.

“The decision to converge the company’s individual product names - IMRISneuro, IMRIScardio and IMRISNV - reflects the evolution of our technology and our vision” said IMRIS CEO, David Graves.  “VISIUS Surgical Theatre communicates the value we deliver to our customers seeking better clinical vision, enhanced precision in treatment and optimal room utilization. By choosing the VISIUS Surgical Theatre, our customers will be able to drive utility by not having to choose just one application.”

The VISIUS Surgical Theatre is a revolutionary, multifunctional surgical environment that delivers unmatched intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment.  Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional risk to the patient associated with patient transport - delivering real-time information to clinicians while preserving optimal surgical access and techniques.

When a VISIUS Surgical Theatre is equipped with a ceiling-mounted MR scanner and an integrated x-ray angiography system, it becomes the only Hybrid-OR in the world, in which patients can be scanned in the MR, treated on the angio system, and scanned again in the MR to verify treatment - without ever leaving the operating room table.  The breadth of open surgical applications and catheter-based treatments in this environment creates opportunities for multiple departments to collaborate on its investment and to optimize its utilization.  With the ability to improve vision, enhance precision and improve patient outcomes in neurosurgery and guided interventional procedures in cardiovascular and cerebrovascular applications, the VISIUS Surgical Theatre is the complete Image Guided Therapy Solution.

In conjunction with today’s launch, IMRIS will be exhibiting several exciting new products at CNS that further enhance the capabilities and utility of the VISIUS Surgical Theatre including the ORT200 Removable Operating Room Table, Stereotactic Adaptor, AccuTrack anatomical navigation system1 and an intraoperative CT system.  A demonstration of IMRIS’s image guided surgical robotic technology will also be featured at CNS. Garnette Sutherland, MD, Professor of Neurosurgery at University of Calgary Foothills Hospital will present to visitors in the IMRIS booth, sharing his experience in image-guided surgical robotics.

Further information on the VISIUS Surgical Theatre is available on the Company’s new website www.imris.com which is also being unveiled today as part of the branding strategy.

1 AccuTrack has Health Canada clearance and CE Mark regulatory clearance in Europe.  AccuTrack is not available for sale in the U.S.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

Images:  Press quality images are available at the IMRIS site:

http://www.imris.com/content/visius-surgical-theatre-press-release-images

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com